11 November 2024

RELX PLC

Corrective Announcement - Transactions in own shares

This is a corrective announcement necessitated by an administrative error, as a result of which the Company wishes to notify the following corrections to the notified shares bought back within its recent 'Transaction in Own Shares' announcement, as follows:

Date and time announced to the market	Ordinary shares in treasury as announced	Ordinary shares in treasury as corrected	Ordinary shares in issue (excluding treasury shares) as announced	Ordinary shares in issue (excluding treasury shares) as corrected
8 November 2024 at 17:15 (GMT)	1,862,328,987	47,383,612	47,383,612	1,862,328,987

All other content remains unchanged from the regulatory announcement released on 8 November 2024.